Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Infosys Technologies Limited

Dear Sirs,

The audits referred to in our report dated April 14, 2005 except for Note 2.23, as to which the date is April 22, 2005, included the related financial statement schedule II as of March 31, 2005, and for each of the years in the two-year period ended March 31, 2005, included in the registration statement. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the use of our reports included herein and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG

Bangalore, India

April 25, 2005